UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

CONTENTS

Explanatory Note

On March 28, 2016, Sinovac Biotech Ltd. (the “Company”) entered into a rights agreement with Pacific Stock Transfer Company, as rights agent (the “Rights Agent”), as described on the Company’s Form 6-K filed with the SEC on March 29, 2016. On March 24, 2017, the Company entered into an amendment to the rights agreement (as amended, the “Rights Agreement”), as described in the Company’s report on Form 6-K filed with the SEC on March 24, 2017 (the “First Rights Agreement Amendment”). On June 26, 2017, the Company entered into the second amendment to the Rights Agreement, as described in the Company’s report on Form 6-K filed with the SEC on June 26, 2017 (the “Second Rights Agreement Amendment”).

On March 6, 2018, the Company entered into the third amendment to the Rights Agreement with the Rights Agent (the “Third Rights Agreement Amendment”, together with the First Rights Agreement Amendment and the Second Rights Agreement Amendment, the “Rights Agreement Amendments”) to extend the expiration date of the rights contained therein from March 27, 2018 to March 27, 2019.

The Third Rights Agreement Amendment is attached hereto as Exhibit 4.1 and incorporated herein by reference. As described above, a copy of the Rights Agreement and a summary of its material terms was filed with the SEC on Form 6-K on March 29, 2016 (incorporated herein by reference by Exhibit 4.4), a copy of the First Rights Agreement Amendment and a summary of its material terms was filed with the SEC on Form 6-K on March 24, 2017 (incorporated herein by reference by Exhibit 4.3) and a copy of the Second Rights Agreement Amendment and a summary of its material terms was filed with the SEC on Form 6-K on June 30, 2017 (incorporated herein by reference by Exhibit 4.2). The foregoing descriptions of the Rights Agreement Amendments and the Rights Agreement, as amended by the Rights Agreement Amendments, do not purport to be complete and are qualified in their entirety by reference to the full text of the Rights Agreement Amendments and the Rights Agreement.

Incorporation by Reference

The summary of the Third Rights Agreement Amendment above and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the Securities and Exchange Commission on September 4, 2013 (File No. 333-190980).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: March 6, 2018

Exhibit Index

Exhibit 4.1	Third Amendment to Rights Agreement, dated as of March 6, 2018, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent
Exhibit 4.2	Second Amendment to Rights Agreement, dated as of June 26, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated June 30, 2017 of Sinovac Biotech Ltd.)
Exhibit 4.3	Amendment to Rights Agreement, dated as of March 24, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated March 24, 2017 of Sinovac Biotech Ltd.)
Exhibit 4.4	Rights Agreement, dated as of March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated March 29, 2016 of Sinovac Biotech Ltd.)
Exhibit 99.1	Press Release